Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice & Proxy Statement and the Annual Report are available at www.mdjhchina.com.

MDJM LTD
Annual General Meeting of Shareholders
October 19, 2023
3:00 p.m., Eastern Time

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF MDJM LTD

The undersigned shareholder of MDJM LTD, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of the Shareholders (the “Meeting”) and the Proxy Statement, each dated August 31, 2023, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on October 19, 2023, at 3:00 p.m., Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted “FOR” Proposals No. 1–6 and in the discretion of the proxy with respect to such other business as may properly come before the meeting.

Continued and to be signed on reverse side

VOTE BY INTERNET

www.transhare.com (click on Vote Your Proxy and enter your control number)

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern Time, October 17, 2023. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY EMAIL

Please email your signed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com.

VOTE BY FAX

Please fax your signed proxy card to +1.727.269.5616.

VOTE BY MAIL

Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite #140, Clearwater FL 33764.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate your consent to receive or access proxy materials electronically in future years. ☐

Email Address:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends voting FOR the following:

Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	To re-elect Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 2:	To re-elect Mr. Liang Zhang as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 3:	To re-elect Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 4:	To re-elect Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 5:	To re-elect Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐

PROPOSAL NO. 6:	To ratify the re-appointment of RBSM LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If an entity, please sign in the full entity name, by a duly authorized officer.

Share Owner signs here	Co-Owner signs here

Date: